UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2014

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 001-133354

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Employees’ 401(k) Savings Plan of

Bank of Montreal/Harris

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of Montreal

100 King Street West

1 First Canadian Place

Toronto, Ontario

Canada M5X 1A1

Documents filed as part of this report:

(a)	Index to financial statements filed as part of this report:

The Statements of Net Assets Available for Plan Benefits as of December 31, 2014 and 2013, the Statement of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2014 and 2013 and supplementary information, together with the report thereon of the Independent Registered Public Accounting Firm dated June 25, 2015. The required financial statement schedules are included in the supplementary information referred to above and should be read in conjunction with the above financial statements.

(b)	Exhibits:

Exhibit 23 – The consent of George Johnson & Company.

EMPLOYEES’ 401(k) SAVINGS

PLAN OF BANK OF MONTREAL/HARRIS

Financial Statements

For the Years Ended December 31, 2014 and 2013

With Report of Independent Registered Public Accounting Firm

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

December 31, 2014 and 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

June 25, 2015

To the Benefits Administration Committee

BMO Harris Bank N.A.

We have audited the accompanying statements of net assets available for plan benefits of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the “Plan”) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The schedule of assets (held at end of year) as of December 31, 2014, and the schedules of nonexempt transactions and delinquent participant contributions for the year then ended, together referred to as “supplementary information,” have been subjected to audit procedures performed in conjunction with the audits of the Plan’s financial statements. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ George Johnson & Company

CERTIFIED PUBLIC ACCOUNTANTS

Chicago, Illinois

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Net Assets Available for Plan Benefits

As of December 31, 2014 and 2013

	2014	2013
ASSETS
Participant-directed investments at fair value (see Notes 2 and 3)
Registered investment companies	$375,032,747	$382,946,168
Money market funds	2,348,577	117,395,367
Common and collective trusts	805,452,826	580,905,111
Common stock–Bank of Montreal	77,892,756	68,002,999

Total investments	1,260,726,906	1,149,249,645

Cash	49,071	617,297
Notes receivable from participants	20,486,560	18,787,680
Accrued interest and dividends receivable	80,426	88,886

Total assets	1,281,342,963	1,168,743,508

LIABILITIES
Securities purchased but not paid	—	1,545,179
Accrued administrative expenses	92,767	80,380

Total liabilities	92,767	1,625,559

Net assets reflecting investments at fair value	1,281,250,196	1,167,117,949
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(926,215)	—

Net assets available for plan benefits	$1,280,323,981	$1,167,117,949

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Statements of Changes in Net Assets Available for Plan Benefits

For the Years Ended December 31, 2014 and 2013

	Participant-Directed Investments
	2014	2013
ADDITIONS
Contributions
Employer contributions	$51,609,831	$51,111,191
Employee contributions	80,136,220	79,040,182
Employee rollovers	7,213,028	6,182,227

Total contributions	138,959,079	136,333,600

Interest and dividend income	8,434,742	8,153,166
Interest income on notes receivable from participants	653,614	529,427
Net realized and unrealized appreciation in fair value of investments (see Note 3)	65,350,285	168,180,577

Total additions	213,397,720	313,196,770

DEDUCTIONS
Benefits payments to participants	97,612,816	92,112,304
Deemed distributions	1,398,063	1,139,131
Administrative expenses	1,180,809	1,099,911

Total deductions	100,191,688	94,351,346

Net additions	113,206,032	218,845,424

Net assets available for plan benefits, beginning of year	1,167,117,949	948,272,525

Net assets available for plan benefits, end of year	$1,280,323,981	$1,167,117,949

The accompanying notes are an integral part of these financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 2012 and 2011

NOTE 1	DESCRIPTION OF THE PLAN

The following description of the Employees’ 401(k) Savings Plan of Bank of Montreal/Harris (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a contributory, defined contribution pension plan administered by the Benefits Administration Committee (the Administration Committee) covering all regular full- and part-time employees of BMO Harris Bank N.A. (the Plan administrator) and affiliated companies, as well the U.S. employees of the Bank of Montreal and its subsidiaries. BMO Harris Bank N.A. and the Bank of Montreal are referred to collectively as “the Bank,” and the employees covered by the Plan are referred to collectively as “the Employees.” The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

All regular full- and part-time Employees of the Bank, other than temporary or work study employees, are eligible to begin participation in the Plan on their date of hire. Participants are immediately eligible to receive the Bank’s matching contributions, which are made each pay period.

Administration

Bank of New York Mellon Corporation (Mellon) is the trustee of the Plan.

Contributions

Participants may contribute from 1% to 25% of their pay (as defined) on a pre-tax basis, subject to the annual contribution limits as specified in the Internal Revenue Code of 1986, as amended (the IRC). Participant after-tax contributions are not permitted.

The Bank makes 401(k) matching contributions to the participants’ accounts each pay period, dollar for dollar, up to the first 5% of participants’ annual eligible pay (as defined), to the maximum annual compensation limit permitted by the Internal Revenue Service (the IRS; $260,000 in 2014 and $255,000 in 2013).

An election made by the participant may provide for an automatic increase either in the amount or rate of his or her 401(k) contributions.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, including eligible rollover contributions, allocations of the employer contributions and plan earnings. Allocations are based on participant earnings or account balances, as defined. Each participant may direct the investment of his or her account balance among the available investment options, in accordance with the provisions of the Plan. A participant shares in the earnings and losses of the investment options in the ratio that his or her account invested in a fund bears to the total of all participants’ accounts invested in that fund.

Vesting

All employee and employer contributions are fully vested at all times.

Benefits

Upon termination of employment, the participant’s account balance will be distributed as directed by the participant in a lump sum, subject to the limitations in the IRC. Retirees aged 55 or older also have the option of receiving the participant’s account balance in a series of installments.

Participant Loans

A participant may borrow from his or her account in accordance with the provisions of the Plan. Under the Plan’s terms, subject to certain restrictions as defined, the Administration Committee may allow a participant to borrow funds from the Plan. A participant may borrow an amount not in excess of the lesser of: (1) $50,000, reduced by the highest outstanding loan balance in the previous 12 months, or (2) 50% of the participant’s account balance. The minimum loan amount is $1,000. A participant can have up to two loans outstanding at any given time. The interest rate charged to the participant is fixed at the prime rate as published in the Wall Street Journal on the last business day of each month. Participants repay such loans with interest through payroll deductions. Principal and interest repayments are allocated to participants’ current investment options.

Bank of Montreal Stock Fund

The Plan invests in common stock of the Bank through its Bank of Montreal Stock Fund. The Bank of Montreal Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 1	DESCRIPTION OF THE PLAN (continued)

Bank of Montreal Stock Fund (continued)

Participants can invest any percentage of their contributions in the Bank of Montreal common stock. Each participant is entitled to exercise voting rights attributable to the shares allocated to their account and is notified by the Bank prior to the time that such rights may be exercised. The trustee is not permitted to vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as those shares that were allocated, unless the Administration Committee directs the trustee otherwise. Participants have the same voting rights in the event of a tender or exchange offer.

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period that payroll deductions are made from participants. Employer contributions are recorded in the period to which they relate, as designated by the Bank’s management.

Investments

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Notes 2 and 3 for further discussion and disclosures related to fair value measurements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Investments (continued)

The Administration Committee is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments. The Administration Committee is composed of seven senior officers appointed by the Human Resources Committee of the Bank.

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at the end of the year. Units of common and collective trusts are valued at fair value; the underlying investments consist primarily of securities that are valued at quoted market prices.

The BMO Employee Benefit Stable Principal Fund invests in fully benefit-responsive contracts. This fund is recorded at fair value (see Note 3); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for plan benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are recorded on a trade-date basis. Gains and losses on sales of securities are based on average costs. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Fair Value Measurements

The Plan uses fair value measurements in preparing its financial statements, which utilize several inputs, including those that can be readily observable, corroborated, or are generally unobservable. The Plan utilizes market-based data and valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Additionally, the Plan applies assumptions that market participants would use in pricing an asset or liability, including assumptions about risk.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements (continued)

The measurement of fair value includes a hierarchy based on the quality of inputs used to measure fair value. Financial assets and liabilities are categorized into this three-level fair value hierarchy, based on the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs.

The various levels of the fair value hierarchy are described as follows:

•	Level 1 - Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that the Plan has the ability to access at the measurement date

•	Level 2 - Financial assets and liabilities whose values are based on quoted prices in markets that are not active or model inputs that are observable for substantially the full term of the asset or liability

•	Level 3 - Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement

The use of observable market data, when available, is required in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Payment of Benefits

Benefits are recorded when paid.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Administrative Expenses

Administrative costs and expenses incurred in the administration of the trust or the Plan are paid from the Plan to the extent determined by the Bank. Administrative costs and expenses include the trustee and the record keeper providing services to the Plan, as well as other administrative services. Certain additional expenses are paid by the Bank.

Risks and Uncertainties

The Plan invests in various securities, including common stock, registered investment companies, and common and collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is quite possible that changes in the value of investment securities will occur in the near term. Such changes could materially affect the amounts reported in the financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 2	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Pronouncement

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Assets Value Per Share (or its Equivalent), (ASU 2015-07). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years; for all other entities, this Update is effective for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years; with retrospective application to all periods presented. Early application is permitted. Management is evaluating the impact of adopting ASU 2015-07 on the Plan’s financial statements.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	INVESTMENTS AND FAIR VALUE

The Plan’s fair value hierarchy for those assets that are measured at fair value on a recurring basis as of December 31, 2014 and 2013 are summarized as follows:

	2014
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ASSETS
Investments
Registered investment companies
Equity funds	$260,657,454	$—	$—	$260,657,454
Balanced funds	48,126,868	—	—	48,126,868
Bond funds	66,248,425	—	—	66,248,425

	375,032,747	—	—	375,032,747

Money market funds	31,759	2,316,818	—	2,348,577
Common and collective trusts
Equity collective trusts (a)	—	519,711,061	—	519,711,061
Balanced collective trusts (b)	—	135,218,421	—	135,218,421
Bond collective trusts (a)	—	41,800,394	—	41,800,394
Stable principal trust (c)	—	108,722,950	—	108,722,950

	—	805,452,826	—	805,452,826

Common stock
Bank of Montreal	77,892,756	—	—	77,892,756

Total investments	$452,957,262	$807,769,644	$—	$1,260,726,906

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

	2013
	Fair Value Measurements
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
ASSETS
Investments
Registered investment companies
Equity funds	$253,363,770	$—	$—	$253,363,770
Balanced funds	61,657,248	—	—	61,657,248
Bond funds	67,925,150	—	—	67,925,150

	382,946,168	—	—	382,946,168

Money market funds	114,519,621	2,875,746	—	117,395,367

Common and collective trusts
Equity collective trusts (a)	—	467,298,866	—	467,298,866
Balanced collective trusts (b)	—	108,429,901	—	108,429,901
Bond collective trusts (a)	—	5,176,344	—	5,176,344

	—	580,905,111	—	580,905,111

Common stock
Bank of Montreal	68,002,999	—	—	68,002,999

Total investments	$565,468,788	$583,780,857	$—	$1,149,249,645

(a)	These funds offer a range of risk/return characteristics and performance goals are to consistently outperform benchmarks, other funds, or certain indexes. Redemptions occur at net asset value by contract. There are currently no redemption restrictions on these funds. The fair value of these funds has been estimated using the net asset value per share and these funds are classified in Level 2 of the fair value hierarchy.
(b)	This category includes investments in highly diversified target date funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common and collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of equity, bond and money market funds. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

(c)	This category includes a common and collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions. In the case of a full liquidation of the fund’s shares, the issuer is responsible for covering any amount by which the contract value exceeds fair value of the underlying portfolio. The fair value of this fund has been estimated based on the fair value of the underlying investment contracts in the fund as reported by the issuer of the fund. The fair value differs from the contract value. As previously discussed in Note 2, contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan’s investments in Level 2 assets consist of common and collective trusts which invest in equities and fixed income securities and guaranteed investment contracts, and a money market fund that calculate NAV per unit. The fair value of these accounts has been estimated using the NAV per unit. Investments in common and collective trusts are marked to market and priced daily. The money market fund calculates its NAV using the amortized cost method. These accounts may be redeemed at any time without any restrictions. There are no unfunded commitments to acquire additional units of any of these accounts as of December 31, 2014.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 3	INVESTMENTS AND FAIR VALUE (continued)

The fair values of individual investments that represented 5% or more of the Plan’s net assets available for Plan benefits as of December 31, 2014 and 2013 are as follows:

	2014			2013
	Number of Shares or Units	Fair Value		Number of Shares or Units	Fair Value
DFA U.S. Small Cap Portfolio	3,324,546	$103,559,622		3,348,210	$103,794,510
TCW MetWest Market Duration Bond Fund	6,444,399	66,248,425		—	(b	)
PIMCO Total Return Fund, Institutional Class	—	(b	)	6,354,083	67,925,150
BMO Employee Benefit Stable Principal Fund (a)	107,796,735	108,722,950		—	(b	)
T. Rowe Price Emerging Markets Equity Fund	2,464,491	72,850,339		2,515,566	73,957,641
Virtus Money Market Fund	—	(b	)	114,519,621	114,519,621
EB DL Non-SL Stock Index Fund of The Bank of New York Mellon	829,745	175,267,015		814,660	151,388,261
Waddell & Reed Core Equity CIT	16,594,685	261,698,180		16,905,752	241,752,251
Bank of Montreal common stock	1,101,269	77,892,756		1,020,147	68,002,999

(a)	The contract value of the BMO Employee Benefit Stable Principal Fund was $107,796,735 at December 31, 2014.
(b)	The Plan did not own this Fund at year end.

Net appreciation of Plan assets by type of investment during the years ended December 31, 2014 and 2013 are as follows:

	2014	2013
Investments, at fair value
Registered investment companies	$4,761,039	$35,176,228
Common and collective trusts	56,213,567	127,528,300
Common stock—Bank of Montreal	4,375,679	5,476,049

	$65,350,285	$168,180,577

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 4	PLAN TERMINATION

Although it has not expressed any such intent, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan at any time. Upon termination, the trustee is required to distribute each participant’s shares in accordance with the Plan’s provisions.

NOTE 5	INCOME TAX STATUS

On March 9, 2012, the IRS issued a favorable determination letter with respect to the qualified status of the Plan. The favorable determination letter indicates that the terms of the Plan conform to the requirements of Sections 401(a) and 401(k) of the IRC and, therefore, the related trust is exempt from taxation. The Bank, therefore, also has a basis for deducting contributions to the Plan. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Plan administrator believes the Plan is operated in compliance with the applicable requirements of the IRC and therefore believes the Plan is qualified and the related trust is tax exempt.

U.S. GAAP requires the Plan’s management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more-likely-than-not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is also subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2011.

NOTE 6	RELATED PARTIES

Mellon acts as the sole trustee over the Plan’s assets. Additionally, BMO Global Asset Management acts as one of the Plan’s investment managers. All investment and trustee activities are monitored by the Benefits Administration and Investment Committees of the Bank.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 6	RELATED PARTIES (continued)

The Plan invests indirectly in some of the BMO Target Risk Funds (proprietary mutual funds). In May 2015, the Bank discovered that certain rebates of investment fees from the Bank’s proprietary mutual funds had not been made to the Plan from January 1, 2012 to December 31, 2014 due to an operational error. These failures to rebate constitute prohibited transactions under ERISA. As a result, the Bank made a correction amount of $11,275 to the Plan on May 29, 2015, representing the rebates plus interest.

NOTE 7	DELINQUENT PARTICIPANT CONTRIBUTIONS

During 2014, the Bank failed to transmit a participant’s contributions to the Plan in the amount of $5,243 within the time period prescribed by ERISA. Late transmissions of participant contributions constitute a prohibited transaction under ERISA Section 406, regardless of materiality. The Bank transmitted the delinquent participant contributions to the Plan and reimbursed the Plan for lost earnings in the amount of $493 on June 10, 2015.

NOTE 8	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements at December 31, 2014 to the Form 5500:

Net assets available for plan benefits per the financial statements	$1,280,323,981
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	926,215

Net assets available for plan benefits per the Form 5500	$1,281,250,196

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2014:

Total additions per the financial statements	$213,397,720
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts at December 31, 2014	926,215

Total income per the Form 5500	$214,323,935

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Notes to Financial Statements

December 31, 2014 and 2013

NOTE 8	RECONCILIATION OF FINANCIAL STATEMENTS TO THE FORM 5500 (continued)

The accompanying financial statements present fully benefit-responsive investment contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

SUPPLEMENTARY INFORMATION

EIN: 36-2085229

Plan #: 001

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Schedule G, Part III—Schedule of Nonexempt Transactions

Year Ended December 31, 2014

Identify of Party Involved	Relationship to Plan, Employer, or Party-in-Interest	Description of Transactions (Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Purchase Price	Selling Price	Lease Rental	Transaction Expenses	Cost of Asset	Current Value of Asset	Net Gain (Loss)
Various employees	Participants in the Plan	Certain investment fee rebates from the BMO Target Risk Collective Trust Funds were not rebated to the Plan between January 1, 2012 and December 31, 2014 due to an operational error. The Bank had made a correction amount of $11,275, representing rebates plus interest to the Plan in May 2015.	$11,275	$—	$—	$—	$11,275	$11,275	$—

EIN: 36-2085229

Plan #: 001

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2014

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions				Total Fully Corrected Under VFCP and PTE 2002–51
Check Here if Late Participant Loan Repayments are Included: ☐	Contributions not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP
$5,243	$—	$5,243	(1)	$—	$—

(1)	Represents delinquent participant contributions from the December 18, 2014 pay period for one employee. The Bank transmitted lost earnings to the Plan and will file Form 5330, Return of Excise Taxes Related to Employee Benefit Plans, during 2015.

EIN: 36-2085229

Plan #: 001

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 31, 2014

Party-in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
	Common and collective trusts
*	BMO Employee Benefit Stable Principal Fund	107,796,735 units	(a)	$108,722,950
	BlackRock LifePath Index Retirement Non-Lendable Fund F	1,473,127 units	(a)	24,838,253
	BlackRock LifePath Index 2055 Non-Lendable Fund F	164,269 units	(a)	2,884,337
	BlackRock LifePath Index 2050 Non-Lendable Fund F	219,504 units	(a)	5,330,125
	BlackRock LifePath Index 2045 Non-Lendable Fund F	345,822 units	(a)	8,131,480
	BlackRock LifePath Index 2040 Non-Lendable Fund F	407,498 units	(a)	9,247,762
	BlackRock LifePath Index 2035 Non-Lendable Fund F	514,481 units	(a)	11,261,167
	BlackRock LifePath Index 2030 Non-Lendable Fund F	852,640 units	(a)	17,918,398
	BlackRock LifePath Index 2025 Non-Lendable Fund F	1,374,519 units	(a)	27,653,258
	BlackRock LifePath Index 2020 Non-Lendable Fund F	1,467,460 units	(a)	27,953,641
	Waddell & Reed Core Equity CIT	16,594,685 shares	(a)	261,698,180
*	EB DL Non-SL Aggregate Bond Index Fund of The Bank of New York Mellon	53,217 shares	(a)	6,971,914
*	EB DL Non-SL TIPS Index Fund of The Bank of New York Mellon	18,808 shares	(a)	2,231,039
*	EB DL Non-SL ACWI ex-U.S. Fund of The Bank of New York Mellon	66,513 shares	(a)	8,355,334
*	EB DL Non-SL Small Cap Index Fund of The Bank of New York Mellon	271,755 shares	(a)	56,946,223
*	EB DL Non-SL Mid Cap Stock Fund of The Bank of New York Mellon	88,721 shares	(a)	17,444,309
*	EB DL Non-SL Stock Index Fund of The Bank of New York Mellon	829,745 shares	(a)	175,267,015
*	BMO Monegy High Yield Fund	2,328,356 shares	(a)	32,597,441

				$805,452,826

EIN: 36-2085229

Plan #: 001

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) (continued)

December 31, 2014

Party-in- Interest	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment (Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value)	Cost	Current Value
	Registered investment companies
	DFA U.S. Small Cap Portfolio	3,324,546 shares	(a)	$103,559,622
	TCW MetWest Market Duration Bond Fund	6,444,399 shares	(a)	66,248,425
	PIMCO All Asset Fund, Institutional Class	693,997 shares	(a)	8,050,359
*	BMO Diversified Income Fund	345,654 units	(a)	3,404,689
*	BMO Moderate Balanced Fund	987,845 units	(a)	9,809,306
*	BMO Growth Balanced Fund	1,318,984 units	(a)	13,163,465
*	BMO Aggressive Balanced Fund	1,357,686 units	(a)	13,699,049
*	BMO Diversified Stock Fund	1,632,733 units	(a)	16,539,585
	MFS Institutional International Equity Fund	2,537,965 shares	(a)	53,068,842
	T. Rowe Price Emerging Markets Equity Fund	2,464,491 shares	(a)	72,850,339
	Hartford Mid Cap Stock Fund	507,420 shares	(a)	14,639,066

				375,032,747

	Money market funds
*	BNY Mellon Cash Reserve	31,759 shares	(a)	31,759
*	EB Temporary Investment Fund of The Bank of New York Mellon	2,316,818 units	(a)	2,316,818

				2,348,577

	Common stock
*	Bank of Montreal	1,101,269 shares	(a)	77,892,756

	Notes receivable from participants
*	Participant loans	Notes receivable; interest rates ranging from 3.25% to 8.25% for 2014	$—	20,486,560

				$1,281,213,466

(a)	These are participant-directed investments; therefore, the cost is not required to be reported.

There are no investment assets reportable as acquired and disposed of during the year ended December 31, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES’ 401(k) SAVINGS PLAN OF BANK OF MONTREAL/HARRIS

Date: June 25, 2015	/s/ Gary M. Hansen
Gary M. Hansen
Vice President & Division Manager
BMO Harris Bank N.A.,
its administrator